ULTIMUS MANAGERS TRUST

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

September 2, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form N-14 for Ultimus Managers Trust (the “Trust”), on behalf of the Salient Global Real Estate Fund, Salient Select Income Fund and Salient Tactical Growth Fund, each a series of Forward Funds (File No. 033-48940), and the Salient MLP & Energy Infrastructure Fund and Salient Tactical Plus Fund, each a series of Salient MF Trust (File No. 333-180225) (collectively, the “Funds”)

Ladies and Gentlemen:

The Trust hereby submits for filing under Section 8(a) of the Securities Act of 1933 (the “1933 Act”) and Rule 488 thereunder, each as amended, the electronic version of the Trust’s Registration Statement on Form N-14. It is requested that this Registration Statement will become effective on the 30th day after filing pursuant to Rule 488 under the 1933 Act.

The Registration Statement on Form N-14 is the Prospectus/Proxy Statement for a shareholders meeting to vote on reorganization of the Funds into the Trust. If you have any questions, please contact me at (513) 326-3557.

Very truly yours,

/s/ Khimmara Greer

Khimmara Greer

Secretary